ASML Announces 2004 Second Quarter Results: “A Stronger, Longer Upturn”

VELDHOVEN, the Netherlands, July 14, 2004 — ASML Holding NV (ASML) today announced its financial results for the second quarter of 2004 as follows:

•	Order backlog of 174 lithography systems - 147 new and 27 refurbished systems - valued at EUR 1,800 million as of June 27, 2004.
Q1 2004: 163 systems / EUR 1,357 million value Q2 2003: 62 systems / EUR 678 million value

•	Total sales of EUR 616 million
Q1 2004:Total sales of EUR 453 million Q2 2003: Total sales of EUR 329 million

•	Gross margin of 35.6 percent
Q1 2004: 32.2 percent Q2 2003: 22.0 percent

•	Net profit of EUR 65 million
Q1 2004: Net profit of EUR 21 million Q2 2003: Net loss of EUR 64 million

“ASML’s Q2 2004 financial results reflect the continuing upturn. And we expect that the positive market conditions will stay with us well into 2005,” said Doug Dunn, president and CEO, ASML. “ASML began the year with good momentum and delivered two solid financial quarters. As economic growth indicators have started to show positive signs and the demand for chips increases, our customers turn to us to deliver high productivity systems.”

“ASML made significant adjustments in 2003 to the way we approach our business. The focus on operational excellence, cash flow generation and improving the quality of our earnings is paying off. With all this good news and the recent signing of a major new customer in Japan, we remain enthusiastic about our prospects for the remainder of 2004 and beyond.”

Outlook ASML improved its gross margin by 3.4 percent in Q2 2004. A further improvement of 2 percentage points is expected in Q3 2004. ASML expects the gross margin will reach 40 percent by Q4 2004.

ASML anticipates that Q3 2004 new unit sales will remain at similar levels to those of Q2 2004. It is expected that new unit sales will accelerate in Q4 2004.

ASML expects 2004 research and development (R&D) expenses to range between EUR 65 – 70 million per quarter and 2004 sales, general and administrative expenses (SG&A) to range between EUR 50 – 55 million per quarter.

Financial Position

In Q2 2004, ASML generated a net profit of EUR 65 million or EUR 0.14 per ordinary share. This compares with a Q1 2004 net profit of EUR 21 million or EUR 0.04 per ordinary share and a Q2 2003 net loss of 64 million or EUR 0.13 per ordinary share. ASML concluded the second three months of 2004 with an additional EUR 84 million in cash and cash equivalents, bringing the cash total to EUR 1,236 million as of June 27, 2004.

Operations Update

Total sales for Q2 2004 were 72 systems – 57 new and 15 refurbished. Total net sales for Q2 2004 were EUR 616 million as compared with total net sales in Q1 2004 of EUR 453 million and total net sales in Q2 2003 of EUR 329 million. In Q2 2004, revenue from service and field options was EUR 73 million as compared with revenue from service and field options of EUR 65 million in Q1 2004 and EUR 70 million in Q2 2003.

The Q2 2004 average selling price including refurbished systems was EUR 7.6 million as compared with Q1 2004 average selling price of EUR 6.7 million and Q2 2003 average selling price of EUR 6.3 million. The average selling price of systems in the backlog to be shipped in the next six months is EUR 9.1 million.

The order backlog comprises 174 lithography systems with approximately 75 percent expected to ship in the next six months. The remaining 25 percent is expected to ship in the following six months.

R&D expenditures for Q2 2004 were 69 million net of credit, as compared with Q1 2004 expenditures of EUR 70 million net of credit and Q2 2003 expenditures of EUR 73 million, net of credit. SG&A expenses totaled EUR 50 million in Q2 2004 as compared with EUR 48 million in Q1 2004 and EUR 55 million in Q2 2003.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Conference Call – Additional Call

ASML now sponsors two conference calls to discuss the 2004 Q2 financial results. Both calls will be hosted by ASML CEO Doug Dunn and CFO Peter Wennink and will be held today, July 14, 2004, as follows:

Press Call - 10:00 a.m. Central European Time / 4:00 a.m. EST Dial in number: the Netherlands - +31 20 531 5821; the UK - +44 207 6642 363; the US - +1 706 679 0473

Financial Analyst Call - 16.30 Central European Time / 10.30 Eastern US Time Dial in numbers: the Netherlands - +31 20 531 5821; the UK - +44 207 6642 363; and the US - +1 706 679 0473

The conference calls will be Web cast on ASML.com and available for replay from July 14 - 21 by dialing +31 70 315 4300, (for press) pass code 577 658, (for financial analysts) pass code 153 398. Replays of the Web casts will be available on ASML.com until August 16.

Pre-Recorded Message A pre-recorded message from ASML CEO Doug Dunn on the financial results is available on ASML.com, under Q2 2004 Financial Results.

Forward Looking Statements

This document includes forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the US Securities and Exchange Commission.

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D'Hoore Director European Investor Relations EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655